ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-156695

Dated November 30, 2011

Announcing two new ETRACS Risk ETNs:

ETRACS Fisher-Gartman Risk On ETN (the “Risk On ETN”)

Ticker: ONN

ETRACS Fisher-Gartman Risk Off ETN (the “Risk Off ETN”)

Ticker: OFF

Investors now have the ability to implement comprehensive “risk on” and “risk off” trades through the purchase of exchange-traded securities, ONN and OFF, respectively.

The Risk On ETN provides investors with the ability to implement a comprehensive “risk on” trade through the purchase of a single, exchange-traded security, ONN. The Risk On ETN provides long exposure to the daily performance of The Fisher-Gartman Risk Index (the “Index”). As such, investors gain exposure to an index comprised of long positions in “risk on” instruments and short positions in “risk off” instruments linked to commodities, equities, currencies and sovereign bonds. The Risk On ETN’s value is expected to rise when the outlook on markets and the broader economy is positive and to decrease when such outlook is negative.

The Risk Off ETN provides investors with the ability to implement a comprehensive “risk off” trade through the purchase of a single, exchange-traded security, OFF. Due to its daily short (inverse) exposure to the Index, the Risk Off ETN provides investors with effective long exposure to “risk off” instruments and short exposure to “risk on” instruments. The Risk Off ETN’s value is expected to rise when the outlook on markets and the broader economy is negative and to decrease when such outlook is positive.

The single index underlying both the Risk On ETN and Risk Off ETN, The Fisher-Gartman Risk Index, consists of a mix of long and short positions in various asset classes whose overall value is expected to rise when the outlook on markets and the broader economy is positive and to decrease when such outlook is negative. The Index is comprised of long positions in “risk on” instruments and short positions in “risk off” instruments in the following sectors: energy, agriculture, metals, equities, currencies and domestic and foreign government bonds. The USD value-based target weightings for the long and short positions are 150% and 50%, respectively, and the Index is rebalanced quarterly to return the weightings to these target levels. Note that the inverse nature of the Risk Off ETN results in performance that is opposite that of the Index, thus rendering the effective exposure as long “risk off” instruments and short “risk on” instruments. Each ETN’s effective exposure to the Index’s target component weightings is provided in the table below.

Sector	Index Component	ONN Weighting	OFF Weighting^

Energy	Dow Jones-UBS Crude Oil Subindex (DJ-UBS CICL)	20.00%	-20.00%

Sov’n Bonds*	10yr US T-Note - CBOT Listed Futures (ZN)	-16.00%	16.00%

Energy	Dow Jones-UBS Brent Oil Subindex (DJ-UBS CICO)	14.00%	-14.00%

Currencies	Euro Currency - CME Listed Futures (6E)	14.00%	-14.00%

Currencies	Japanese Yen - CME Listed Futures (6J)	-12.00%	12.00%

Sov’n Bonds*	30yr German Bund - Eurex Listed Futures (FGBL)	-12.00%	12.00%

Agriculture	Dow Jones-UBS Corn Subindex (DJ-UBS CIC)	10.00%	-10.00%

Equities**	SPDR S&P 500 ETF Trust (Ticker: SPY)	9.20%	-9.20%

Currencies	Australian Dollar - CME Listed Futures (6A)	8.00%	-8.00%

Sov’n Bonds*	10yr Gilt - LIFFE Listed Futures (R)	-6.00%	6.00%

Energy	Dow Jones-UBS Heating Oil Subindex (DJ-UBS CIHO)	6.00%	-6.00%

Metals	Dow Jones-UBS Copper Subindex (DJ-UBS CIHG)	6.00%	-6.00%

Currencies	Canadian Dollar - CME Listed Futures (6C)	6.00%	-6.00%

Equities**	iShares MSCI Hong Kong Index Fund (Ticker: EWH)	5.52%	-5.52%

Equities**	PowerShares QQQ Trust, Series 1 (Ticker: QQQ)	5.52%	-5.52%

Currencies	Swiss Franc - CME Listed Futures (6S)	-4.00%	4.00%

Energy	Dow Jones-UBS Unleaded Gasoline Subindex (DJ-UBS CIRB)	4.00%	-4.00%

Energy	Dow Jones-UBS Gas Oil Subindex (DJ-	4.00%	-4.00%

	UBS CIGO)

Agriculture	Dow-Jones UBS Wheat Subindex (DJ-UBS CIW)	4.00%	-4.00%

Agriculture	Dow-Jones UBS Soybeans Subindex (DJ-UBS CIS)	4.00%	-4.00%

Metals	Dow Jones-UBS Silver Subindex (DJ-UBS CISI)	4.00%	-4.00%

Equities**	SPDR Dow Jones Industrial Average ETF Trust (Ticker: DIA)	3.68%	-3.68%

Equities**	iShares S&P 500 Index Fund (Ticker: IVV)	3.68%	-3.68%

Equities**	Rydex S&P Equal Weight ETF (Ticker: RSP)	3.68%	-3.68%

Equities**	iShares MSCI Brazil Index Fund (Ticker: EWZ)	3.22%	-3.22%

Equities**	SPDR EURO STOXX 50 Fund (Ticker: FEZ)	3.22%	-3.22%

Equities**	Semiconductor HOLDRs Trust (Ticker: SMH)	1.84%	-1.84%

Equities**	Vanguard Large-Cap ETF (Ticker: VV)	1.79%	-1.79%

Equities**	iShares MSCI EAFE Index Fund (Ticker: EFA)	1.38%	-1.38%

Equities**	Vanguard MSCI European ETF (Ticker: VGK)	1.38%	-1.38%

Equities**	WisdomTree Dreyfus Brazilian Real Fund (Ticker: BZF)	0.46%	-0.46%

Equities**	Guggenheim BRIC ETF (Ticker: EEB)	0.46%	-0.46%

Equities**	First Trust Dow Jones Internet Index Fund (Ticker: FDN)	0.46%	-0.46%

Equities**	Market Vectors Russia ETF (Ticker: RSX)	0.46%	-0.46%

Equities**	Schwab U.S. Large-Cap ETF (Ticker: SCHX)	0.05%	-0.05%

	TOTAL	100%	-100%

^ Given that the Risk Off ETN tracks the short (inverse) performance of the Index, the actual Index weightings have been “inverted” to reflect the effective exposure obtained through an investment in the Risk Off ETN.

* Exposure to all “Sovereign Bonds” components is accomplished through the Index’s 34% short (inverse) position in The Fisher-Gartman Sovereign Bond Subindex (Ticker: FGBOND).

** Exposure to all “Equities” components is accomplished through the Index’s 46% long position in The Fisher-Gartman Equity Subindex (Ticker: FGEQTY).

To find out more, click on the links below or email ETRACS with your questions.

An investment in ETRACS ETNs involves risks including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs in which you are interested.

More information

} Risk On ETN Factsheet

} Risk On ETN Prospectus

} Risk Off ETN Factsheet

} Risk Off ETN Prospectus

Questions? Contact us

Tel: +1-800-ETRACS-5

etracs@ubs.com

top

www.etracs.com

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Futures and futures options trading is speculative, involves a high degree of risk and is not suitable for all investors. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offerings of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect.

The ETRACS Fisher-Gartman Risk On ETN and ETRACS Fisher-Gartman Risk Off ETN are not issued, guaranteed, sponsored, endorsed, sold or promoted by MBF Index Holdings, LLC or their subsidiaries and affiliates. MBF Index Holdings, LLC makes no representation or warranty, express or implied, to investors in the ETRACS Fisher-Gartman Risk On ETN and ETRACS Fisher-Gartman Risk Off ETN or any member of the public regarding the advisability of investing in ETNs generally or in the ETRACS Fisher-Gartman Risk On ETN and ETRACS Fisher-Gartman Risk Off ETN particularly or the ability of any data supplied by MBF Index Holdings, LLC or any Index to track financial instruments comprising the Index or any trading market. MBF Index Holdings, LLC’s only relationship to UBS is the licensing of certain intellectual property rights relating to the Index as well as trademarks and trade names of MBF Index Holdings, LLC and of the data supplied by MBF Index Holdings, LLC that is determined, composed, compiled and calculated by MBF Index Holdings, LLC or a third party index calculator, without regard to the ETRACS Fisher-Gartman Risk On ETN and ETRACS Fisher-Gartman Risk Off ETN. MBF Index Holdings, LLC has no obligation to take into consideration the ETRACS Fisher-Gartman Risk On ETN or ETRACS Fisher-Gartman Risk Off ETN or investors in the ETRACS Fisher-Gartman Risk On ETN and

ETRACS Fisher-Gartman Risk Off ETN when determining, composing, compiling or calculating the data. MBF Index Holdings, LLC has no obligation or liability in connection with the listing, registration, distribution, administration, marketing, trading (including but not limited to the timeliness, sequence, accuracy, completeness or currentness of the ETRACS Fisher-Gartman Risk On ETN and ETRACS Fisher-Gartman Risk Off ETN) or redemption or settlement by the issuer or otherwise of the ETRACS Fisher-Gartman Risk On ETN and ETRACS Fisher-Gartman Risk Off ETN.

MBF INDEX HOLDINGS, LLC DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR OF ANY DATA SUPPLIED BY IT OR ANY DATA INCLUDED THEREIN. MBF INDEX HOLDINGS, LLC MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF THE INDEX OR OF THE DATA SUPPLIED BY MBF INDEX HOLDINGS, LLC OR ANY DATA INCLUDED THEREIN. MBF INDEX HOLDINGS, LLC MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX AND THE DATA SUPPLIED BY MBF INDEX HOLDINGS, LLC OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MBF INDEX HOLDINGS, LLC HAVE ANY LIABILITY TO ANY PERSON OR ENTITY FOR ANY LOSS OR DAMAGE INCLUDING BUT NOT LIMITED TO ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING BUT NOT LIMITED TO LOSS OF BUSINESS REVENUES OR LOST PROFITS), WHETHER IN CONTRACT, TORT OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

© UBS 2011. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. “MBF Index Holdings, LLC”, “The Fisher-Gartman Risk Index”, “The Fisher-Gartman Equity Subindex” and “The Fisher-Gartman Sovereign Bond Subindex” are trademarks of MBF Index Holdings, LLC and have been licensed for use by UBS AG. Other marks may be trademarks of their respective owners. All rights reserved.

In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker-dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

Intended for recipient only and not for further distribution without the consent of UBS.

If you do not want to receive such reports by email, please click unsubscribe and we will continue to send reports by post. If you would like to cease receiving all reports or have any requests please contact +1-203-719 1157.

UBS Securities LLC, a subsidiary of UBS AG, 677 Washington Boulevard, Stamford, CT, 06901, United States. www.ubs.com